MEMORIAL PRODUCTION PARTNERS LP
1401 MCKINNEY, SUITE 1025
HOUSTON, TEXAS 77010
October 19, 2011
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Memorial Production Partners LP
Registration Statement on Form S-1
File No. 333-175090
Filed June 23, 2011
Dear Mr. Schwall:
     Set forth below are the responses of Memorial Production Partners LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 11, 2011 with respect to Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Form S-1 initially filed with the Commission on June 23, 2011, File No. 333-175090 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have also hand delivered three copies of this letter, Amendment No. 3, and Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.
     Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.
Amendment No. 2 to Registration Statement on Form S-1
General
1.	We remind you of prior comments 3, 5, 6, 10, and 33 from our letter dated July 22, 2011.
Response: We have complied or undertake to comply with each such prior comment. Specifically:

H. Roger Schwall
October 19, 2011

•	with respect to prior comment 3, we have filed Exhibits 1.1, 10.1, 10.2, 10.3, 10.4 and 10.5 with Amendment No. 3;

•	with respect to prior comment 5, please see our response to comment 4 below;

•	with respect to prior comment 6, we will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed their review prior to the effectiveness of the Registration Statement;

•	with respect to prior comment 10, we undertake to provide the Staff with all road show slides that are expected to be used in connection with our offering; and

•	with respect to prior comment 33, we have described limitations in the credit agreement for our revolving credit facility on the payment of distributions in certain circumstances on pages 56 and 107 of the Registration Statement and have filed the form of credit agreement as Exhibit 10.1 with Amendment No. 3.
2.	We note your response to prior comment 3 from our letter dated September 7, 2011. Nonetheless, we also note that you represent in the prospectus that you expect to make a minimum quarterly distribution. Expand your disclosures to reflect the information contained in your response and to explain why you expect to make quarterly distributions even though you cannot demonstrate that you would have been able to historically.
Response: We have expanded the disclosures to reflect the information contained in our response to prior comment 3. Please see pages 25 and 61 of the Registration Statement. We acknowledge the Staff’s comment with respect to quarterly distributions. We respectfully submit to the Staff that we have explained why we expect to make quarterly distributions even though we are unable to demonstrate that we would have been able to historically. For example, on page 64 we explain that:
•	“Our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the minimum quarterly distribution on all outstanding common, subordinated and general partner units for the twelve months ending December 31, 2012.”

•	“This prospective financial information was...prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate sufficient Adjusted EBITDA to pay the minimum quarterly distribution to all of our common unitholders and subordinated unitholders, as well as in respect of our general partner units, for the twelve months ending December 31, 2012.”

•	“As a result of the factors described in ‘— Our Estimated Adjusted EBITDA’ and ‘— Assumptions and Considerations,’ we believe we will be able to pay cash distributions at the minimum quarterly distribution of $ per unit on all

H. Roger Schwall
October 19, 2011

outstanding common, subordinated and general partner units for each full calendar quarter in the twelve months ending December 31, 2012.”
On pages 65 through 79 of the Registration Statement, we disclose the basis (including prospective financial information, assumptions and considerations) for our belief in our ability to pay minimum quarterly distributions for each quarter during the applicable period, including factors that result in differences between the periods presented. For example, we explain that “non-routine workover costs associated with discovery and production enhancements on acquired properties, other non-routine personnel charges and lower forecasted volumes during the forecast period” result in a difference in lease operating expenses among the periods presented. We believe that we have adequately disclosed that our forecast reflects our judgment as of the date of the prospectus of conditions we expect to exist and the course of action we expect to take during the applicable period.
Risk Factors
Developing and producing oil and natural gas are costly and high-risk activities with many uncertainties, page 27
3.	On page 149, you indicate that hydraulic fracturing involves the injection of water, sand and chemical additives. This risk factor, however, does not specifically address the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives. In this regard, we also note your discussion on page 145 in response to prior comment 16 from our July 22, 2011 letter. In that discussion you describe the specific facts and circumstances surrounding your hydraulic fracturing operations, and in particular, how your operations compare to “typical” hydraulic fracturing operations. To the extent that you believe that you face specific, material risks related to your hydraulic fracturing operations, taking into account your circumstances as discussed on page 145, please revise this risk factor as appropriate. Alternatively, please confirm that you believe that no additional risk factor disclosure is necessary.
Response: We have revised the risk factor disclosure on page 27 of the Registration Statement. We confirm that, as revised, the risk factor describes any specific, material risks related to our hydraulic fracturing operations, taking into account our circumstances described in the Registration Statement.
Our Cash Distribution Policy and Restrictions on Distributions, page 56
4.	This section still contains blank spaces for information which is not covered by Rule 430A. We will not be able to process further amendments without such information.
Response: As discussed, we have left blank solely the information that depends on and relates to the number of units to be offered and the price range of the offering (the

H. Roger Schwall
October 19, 2011

“Pricing-Related Information”). The information left blank that depends on the Pricing-Related Information consists of: the minimum quarterly distribution per unit; the total number of common, subordinated and general partner units to be outstanding after the offering; and the percentage of the outstanding units to be owned by Memorial Resource upon completion of the offering. We confirm that we will update the Registration Statement to provide all such omitted information, other than information we are permitted to omit under Rule 430A, prior to any distribution of the preliminary prospectus and we will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from your review prior to the distribution of the preliminary prospectus.
Oil and Natural Gas Data and Operations — Properties, page 136
5.	In regards to your response to prior comment 9, you state on page 2 that your average estimated decline rate for your proved producing reserves is approximately 9% for the twelve months ended December 31, 2011. However, since your actual decline rate for the six months ended June 30, 2011 was 11.5% it appears that your statement in the filing regarding your decline rate needs revision to reflect the actual decline rate experienced in the first half of 2011. Please revise your document as necessary.
Response: As discussed, we are revising our response to prior comment 9 to include a description of the decline rate calculation utilized to derive the 9% decline rate and provide an additional decline rate data point for the actual twelve months ending June 30, 2011.
     In calculating the decline rate of 9% for the twelve months ended December 31, 2011, we utilized the monthly PDP reserve forecast prepared or audited by Netherland, Sewell & Associates, Inc. (“NSAI”) and Miller and Lents, Ltd. for the January 2011 month period average production and compared it with the ending December 2011 month period average production whereby the rate of change calculation, or decline rate, resulted in 9%.
     As discussed, the rate can be further supported in the Registration Statement under two calculations:
1.	A comparison can be made with our pro forma average rates for the year ended December 31, 2010 and the six months ending June 30, 2011 (please see the table on page 23 of the Registration Statement). The numbers generate effective average rates of 52 MMcfe/d on July 1, 2010 and 49 MMcfe/d on April 1, 2011. This is a decline of 5.8% over the 9 month period, which projects to an annual decline of less than 8%.

2.	A comparison can be made with our pro forma average rates for the year ended December 31, 2010 and for the twelve months ending June 30, 2011

H. Roger Schwall
October 19, 2011

(please see the table on page 69 of the Registration Statement). The numbers generate effective rates of 52 MMcfe/d on July 1, 2010 and 50 MMcfe/d on January 1, 2011. This is a decline of 3.8% over the six month period, which also projects an annual decline of less than 8%.
6.	Regarding your response to prior comment 11, we could not find Memorial Resource as an approved operator in the state of Texas on the Railroad Commission’s website. Please provide their official operator number from the Railroad Commission. In addition, the PUD wells to which we cite are the 35 PUD wells listed as being operated by EOG Resources in your reserve report, not WHT or Classic Hydrocarbons. Please reconcile this with your response and provide us with the requested information from our previous comment.
Response: As disclosed on page v and elsewhere in the Registration Statement, “Memorial Resource” refers collectively to Memorial Resource Development LLC and its subsidiaries. The Partnership Properties referred to in the Registration Statement consist of properties, producing wells, and related oil and natural gas interests that will be contributed to us by Memorial Resource, consisting of the contribution of (a) Columbus Energy, LLC (“Columbus”), (b) certain oil and natural gas properties owned by Classic Hydrocarbons Holdings, L.P. (the “Classic Properties”) and currently operated by Classic Operating Co. LLC (Operator No. 158288) and (c) ETX I LLC (“ETX”).
     Following the closing of the initial public offering, Columbus (Operator No. 169313) will be the operator of record with the Railroad Commission of Texas for its operated properties and Memorial Production Operating LLC (“Memorial Operating”) expects to become the operator of record with the Railroad Commission of Texas of the Classic Properties for its operated properties. The properties to be owned by ETX will not include any properties operated by ETX; rather, all of its properties will be non-operating interests. For any of the ETX properties in which Memorial Resource holds an interest and is the operator, WildHorse Resources, LLC (“WildHorse”) (Operator No. 923451), a subsidiary of Memorial Resource, will be the operator of record with the Railroad Commission of Texas.
     Memorial Operating is currently in the process of obtaining its official operator numbers from the Railroad Commission of Texas. We are supplementally providing the Staff with a copy of the Railroad Commission of Texas operator application of Memorial Operating.
     Regarding the 35 PUD wells in our reserve report, WHT acquired these wells in April 2011. Upon completion of that acquisition, WildHorse became operator of these properties. The listing of the third party as operator in our reserve report was a carryover from the original acquisition reserve report; future reserve reports will reflect the correct, current operator.

H. Roger Schwall
October 19, 2011

7.	The reference to the Haynesville Shale in prior comment 13 was incorrect and should have been to the Cotton Valley. We note your response but do not concur. We do not feel that there is support, under reasonable certainty, for assuming a 55 year productive life horizontal wells in the Cotton Valley. Our view is that the proved reserves should be limited to well lives that are more reasonably certain to occur. Please revise your filing as necessary.
Response: Our vertical Cotton Valley wells were initiated during the late 1970s and early 1980s. Many of our wells have therefore been active in excess of 25 years and exhibit decades of remaining economic life, as supported by the Partnership’s PDP 2010 year-end reserve report audited by NSAI. The Cotton Valley is a “conventional” sandstone formation consisting of an array of thick, homogeneous reservoirs with moderate porosity and low permeability. These reservoirs are widely developed with limited structural faulting and therefore have a regional history of generating exceptionally long production lives. Typical production trends are characterized by primary hyperbolic declines, which later revert to very predictable exponential declines. Well established facility infrastructures allow very low operating costs that also support long economic lives. An assessment of our currently producing vertical Cotton Valley wells verified that the majority will comfortably approach a terminal decline rate of 4% and total producing lives in excess of 50 years. We feel it is reasonable to expect the horizontal Cotton Valley completions, based on improved completion techniques, the considerable increase in permeability and reservoir interface (kh), and related inflow performance of the wellbores, to have a terminal decline rate and ultimate production life equal to, if not longer than, the vertical wells.
Projected initial performance of the horizontal Cotton Valley PUDs can be supported by the production and decline trends established by relative horizontal completions of offsetting operators. These initial performance trends, coupled with the historical terminal declines and recovery efficiencies of the extensive offsetting vertical wells, were the basis of reserve valuations utilized for the subject PUDs. As discussed with the Staff, we have therefore not revised the Registration Statement and are supplementally providing the Staff with additional information to support our response.

H. Roger Schwall
October 19, 2011
Signature Page
     If you have any questions or comments concerning these responses, please call John A. Weinzierl, our President and Chief Executive Officer, at (713) 579-5710 or John Goodgame at Akin Gump Strauss Hauer & Feld LLP at (713) 220-8144.

Sincerely,

Memorial Production Partners LP

By:	Memorial Production Partners GP LLC,
its general partner

By:	/s/ John A. Weinzierl

John A. Weinzierl
President and Chief Executive Officer

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Christopher Ray, Natural Gas Partners